Filed by Southwest Airlines Co.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: AirTran Holdings, Inc.

Commission File No.: 1-15991

On October 21, 2010, Southwest Airlines Co. included the following communication on its intranet website.

Gary’s Newsline: Third Quarter 2010 Financial Results

Podcast By: Gary Kelly on Oct 21, 2010 at 8:57am

Thanks for calling the Employee Newsline. This is Gary Kelly on Thursday, October 21. And, today is our quarterly earnings day, so we reported our earnings this morning. It was a record third quarter performance, which is a wonderful testament to all of you and all of our Southwest Employees to turn out great Customer Service , an excellent operation, and to continue to win more and more Customers. We set a number of revenue records in the quarter. First of all, we had a record load factor of 80.9 percent. I’m sure you all know that, because you’re out there every day doing our flights and serving our Customers, so again thank you for all your hard work to make that happen.

Our earnings were $195M—that’s 26 cents a share, that is far and above what we did a year ago when we were just worried about whether we would make a profit or not. We had a $30M profit a year ago. So, my, what a difference a year makes. Once again the story is all about our revenues, so while, I know the work is hard, and we are serving a lot of Customers, it makes the difference. Our revenues were up almost 20% and while our capacity was up a couple of percentage points that means that our unit revenue or the amount we get per seat mile was up 16.1 percent. That is huge, and especially considering that we were doing better on a year ago basis

So, that’s the fourth consecutive quarter we’ve had a record. That’s 14 of the last 15 months that we’ve had record load factors. So, again thank you all so much for everything that you’re doing. We always have challenges in this business, and I know that you all know like I knew when I signed up years ago that it wasn’t going to be easy to be in the airline industry,

Our costs are up—especially fuel, year over year—so that does present a challenge for us, especially next year. We certainly don’t want to lose all the wonderful momentum we’ve gained. The amount that we have invested in Southwest Airlines is a lot-it’s about $12 billion. So if you compare the profit that we earned to that investment, it still doesn’t meet investors, or our, return criteria, which is a 15 % return on our capital before income taxes. So, we are well below that still. We’re going to have a solid profit again in the fourth quarter absent some strange events. Therefore, we’ll have a very solid profit for the year and, of course, as you all know we’ve used this year to really think about our future, and I won’t cover all of those things again here today on the third quarter earnings discussion. But, suffice it to say that we have very good momentum. We are very well prepared to take on AirTran especially, and the Integration Teams with many of the best and brightest of Southwest Airlines assigned to them are well underway. And, in fact, as we speak, we’ve got some work under way with Southwest and AirTran Teams coming together to get a handle on exactly what needs to be done to integrate these two fine companies.

So once again, congratulations on a very solid third quarter performance. It was an all-time third-quarter record for us in many, many ways, and again, a true testament to all of your hard work. You all do such a fine job. I’m very, very proud of you. Thank you for calling the Employee Newsline. Have a great week, and certainly celebrate these wonderful results.

Important Information for Investors and Stockholders

Communications in this message do not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed acquisition of AirTran by Southwest will be submitted to the stockholders of AirTran for their consideration. In connection therewith, Southwest will file a registration statement on Form S-4 with the SEC that will include a proxy statement of AirTran that also constitutes a prospectus of Southwest. Southwest and AirTran also plan to file other documents with the SEC regarding the proposed transaction. SOUTHWEST URGES INVESTORS AND SECURITY HOLDERS OF AIRTRAN TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of the proxy statement/prospectus and other documents containing important information about Southwest and AirTran, once such documents are filed with the SEC, through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by Southwest will be available free of charge on

Southwest’s website at www.southwest.com under the tab “Investor Relations” or by contacting Southwest’s Investor Relations Department at (214) 792-4000. Copies of the documents filed with the SEC by AirTran will be available free of charge on AirTran’s website at www.airtran.com under the tab “Investor Relations” or by contacting AirTran’s Investor Relations Department at (407) 318-5600.

Southwest, AirTran, and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of AirTran in connection with the proposed transaction. Information about the directors and executive officers of Southwest is set forth in its proxy statement for its 2010 annual meeting of shareholders, which was filed with the SEC on April 16, 2010. Information about the directors and executive officers of AirTran is set forth in its proxy statement for its 2010 annual meeting of stockholders, which was filed with the SEC on April 2, 2010. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Cautionary Statement Regarding Forward-Looking Statements

This message contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Specific forward-looking statements include, without limitation, statements relating to the Company’s financial targets and outlook, its fleet plans, its plans and expectations related to managing risk associated with changing jet fuel prices, and its expectations with respect to its proposed acquisition of AirTran, including, without limitation, the expected impact of the proposed acquisition on (i) the Company’s growth opportunities; (ii) its customer experience, offerings, and benefits; and (iii) its financial outlook, including expected synergies, costs, and earnings impact. These forward-looking statements are based on the Company’s current intent, expectations, and projections and are not guarantees of future performance. These statements involve risks, uncertainties, assumptions, and other factors that are difficult to predict and that could cause actual results to vary materially from those expressed in or indicated by them. Factors include, among others, (i) changes in the price of aircraft fuel, the impact of hedge accounting, and any changes to the Company’s fuel hedging strategies and positions; (ii) the impact of the economy on demand for air travel and fluctuations in consumer demand generally for the Company’s current services, as well as the services anticipated to be provided as a result of the Company’s proposed acquisition of AirTran; (iii) the impact of fuel prices and economic conditions on the Company’s overall business plan and strategies; (iv) actions of competitors, including without limitation pricing, scheduling, and capacity decisions, and consolidation and alliance activities; (v) the impact of governmental regulations on the Company’s operations; (vi) the possibility that the Company’s proposed acquisition of AirTran is delayed or does not close, including due to the inability of Southwest and AirTran to obtain all approvals necessary or the failure of other closing conditions; (vii) the Company’s ability to successfully integrate AirTran’s business and realize the expected synergies from the transaction; and (viii) other factors, as described in the Company’s filings with the Securities and Exchange Commission, including the detailed factors discussed under the heading “Risk Factors” in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2009, and under the heading “Forward-looking statements” in the Company’s Quarterly Reports on Form 10-Q for the quarters ended March 31, 2010, and June 30, 2010.